UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURUSANT
TO § 240.13d-2

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16938C106
(CUSIP Number)

October 13, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106

1.	Names of Reporting Persons Amplewood Resources Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 2,388,449

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 2,388,449

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,388,449

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3% (1)

12.	Type of Reporting Person (See Instructions)

(1) Based upon (i) 25,708,001 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2015, and (ii) 2,388,449 shares of Common Stock held by the reporting person.

Item 1(a).                      Name of Issuer.

China Biologic Products, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices.

18th Floor, Jialong International Building
19 Chaoyang Park Road
Chaoyang District, Beijing 100125
People’s Republic of China

Item 2(a).                      Name of Person Filing.

Amplewood Resources Ltd

Item 2(b).                      Address of Principal Business Office or, if none, Residence.

Unit No. 21E, 21st Floor, United Centre
95 Queensway
Admiralty, Hong Kong

Item 2(c).                      Citizenship.

British Virgin Islands

Item 2(d).                      Title and Class of Securities.

Common Stock

Item 2(e).                      CUSIP Number.

16938C106

Item 3.                             Type of Person.

CO

Item 4.                             Ownership.

(a)              Amount Beneficially Owned.

The reporting person may be deemed to have beneficial ownership of 2,388,449 shares of Common Stock, which consist of 2,388,449 shares of Common Stock held by the reporting person.

(b)              Percent of Class.

The reporting person may be deemed to have beneficial ownership of 9.3% of the Common Stock of the issuer.  This calculation is based upon (i) 25,708,001 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2015, and (ii) 2,388,449 shares of Common Stock held by the reporting person.

(c)                Number of shares as to which the person has:

(i)  Sole power to vote or direct the vote:  2,388,449

(ii)  Shared power to vote or direct the vote:  0

(iii)  Sole power to dispose or direct the disposition of:  2,338,449

(iv)  Shared power to dispose or direct the disposition of:  0

Item 5.                             Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                             Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                             Identification and Classification of Members of the Group.

Not applicable.

Item 9.                             Notice of Dissolution of Group.

Not applicable.

Item 10.                          Certifications.

By signing below I certify that, to the best of knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2015	By:	/s/ Marc Chan
Marc Chan, Director